Deutsche Bank Scaling the Global Hausbank Investor Relations Investor Deep Dive 2025 November 17, 2025 Exhibit 99.3

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 2 Unique Global Hausbank positioning Value through focus Elevated returns

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Becoming the European Champion From defense… … to offense 2018 - 2022 2023 - 2025 FUTURE 2026 - 2028 2028+ PRESENT Restored profitability and strengthened foundations Long-term The European Champion Mid-term Accelerating value creation PAST Note: for footnotes and glossary on abbreviations refer to slides 22 and 23 respectively 3

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Adapting to a world in transition Redefined globalization Increasing regionalization reshaping trade flows and supply chains Europe as a capital destination Stability, structural reforms and fiscal measures enhancing Europe’s investment appeal Geopolitical uncertainty Geopolitical realignment resulting in volatility and shifts in economic order Elevated event risks Higher frequency of high-impact events: natural, technological, political Demographic change Wealth and private pension accumulation driven by aging population Technology and AI adoption AI redefining client demands, operating models and labor dynamics Clients need a reliable & trusted partner with global reach, extensive capabilities & financial resilience 4

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Power of Global Hausbank aligned to evolving needs 5 Evolving client needs matched by Global Hausbank offering Europe as a capital destination Demographic change Technology and AI adoption Elevated event risks Redefined globalization Geopolitical uncertainty Asset protection and growth Asset and Investment Management Secure and efficient capital mobility Payments and Servicing Financial and strategic advice Advisory Financial risk management across asset and risk types Global Markets Expertise Financing Funding for business transformation

Four leading businesses set to benefit from opportunities

Dedicated to our clients' lasting success and financial security at home and abroad

	Private clients | Corporates | Institutions
Private Bank	#1 Private Bank in Germany Largest Eurozone global Private Bank
Asset Management	Germany's #1 Asset Manager Full Active, Passive and Alternatives offering
Corporate Bank	#1 German Corporate Bank Unique global network
Investment Bank	#1 European Investment Bank[1] Leading global FIC and focused advisory house

Scaling the Global Hausbank

- ✓ Client-centric culture of accountability and collaboration
- ✓ Global network benefits more relevant than ever
- ✓ Growth in areas core to Global Hausbank
- ✓ Scaling and optimizing in areas with leading positions
- ✓ Strengthening of advisory offerings and digital client channels

Transformed bank set to drive operating leverage and unlock value

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Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Accelerating value creation with three levers Applying SVA methodology to steer strategic and financial decisions Long-term vision anchored in client-centric purpose and strong culture Strict capital discipline Enforce strict return hurdles, strengthen active balance sheet management and eliminate inefficiencies Scalable operating model Move to integrated and automated processes, invest in technology, AI and innovation and develop talent Financial resilience Substantial capital and liquidity buffers | Balance sheet strength | Enhanced risk management and controls | Sustainable profitability Focused growth Capture organic opportunities and accelerate growth in most value-accretive areas with compelling strategic positioning >13% inRoTE 2028 7

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 8 Driving growth in most value-accretive areas Integrate Global Hausbank offering in seamless client experience Capitalize on leading position in home market Leverage strengths and capabilities to benefit from a world in transition Scale focused growth areas1 ▪ Asset Gathering (in PB and AM) ▪ Payments and Servicing (in CB) ▪ Advisory (across all divisions) Leverage leading positioning and platforms2 ▪ Global Fixed Income and Currencies markets ▪ Debt Financing and Lending Objectives Focused growth and value accretion Sustained growth and market share capture Group revenue CAGR 2025-2028 >5% Focused growth

Focused growth

Management actions to grow focus areas

Management actions

Deepen share of client wallet
by connecting client needs across divisions

Attract new clients
by leveraging Global Hausbank strengths

Improve client experience
with user-friendly interfaces and processes

Drive innovation
and develop new products to meet evolving client needs

Select 2028 performance indicators

€ 1tn	Total PB client assets
>€ 160bn	Cumulative long-term net flows AM[1]
+€ 100bn	Deposit volume growth across PB and CB
>3%	Investment banking market share[2]
€ 900bn by 2030	Cumulative sustainable and transition finance volume[3]

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 9

Focused growth

Leader in Germany set for further growth

Leader in home market


Private Bank
#1 PB in Germany
~19m private clients
Asset Management
Germany's #1
Asset Manager
Corporate Bank
#1 German CB
All 90 DAX & MDAX
bank with DB
Investment Bank
#1 German
franchise

Set to grow market share from own strengths in all divisions

Strong and scaled platform

- Trusted partner with deep roots in German economy and society
- Natural gateway to and from Germany and Europe
- Superior deposit base as a stable, low-cost funding source

Opportunities to further improve

- Capture benefits from investments made across core banking technology integration and client coverage
- Upgrade retail and corporate platform to drive growth and improve efficiency

Deutsche Bank Investor Deep Dive 2025 | Scaling the Global Hausbank, Christian Sewing | 10

Focused growth

Capturing macro tailwinds at home

Macroeconomic tailwinds

Broad economic momentum
+1ppt GDP growth 2026 vs. 2025[1]

Impulse from fiscal stimulus
€ 400bn incremental until 2028[2]

Private sector investments
>€ 700bn from 'Made for Germany'[3]

Long-term transformation
€ 1tn incr. spending until 2035[4]

Ready to seize opportunities

Private Bank
- Accelerated asset gathering via deposit campaigns
- Conversion to discretionary and pension investment solutions

Asset Management
- Growth in private markets
- Broadening of savings plans and scaling of ETFs

Corporate Bank
- Expansion in capex and opex financing
- Positioning to meet liquidity, payments and FX needs

Investment Bank
- Grow in sectors benefiting from environment, e.g., defense, infrastructure
- Major expansion in SSA issuance volumes

Deutsche Bank Investor Deep Dive 2025 | Scaling the Global Hausbank, Christian Sewing | 11

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Revenue/RWA1 ratio uplift 2025-2028 +100bps 12 Objectives Capital productivity levers Business-led decisions based on SVA ▪ Strict pricing and return hurdles ▪ Re-allocation of capital away from below-hurdle sub-portfolios Active balance sheet management ▪ Increased capital optimization actions, including SRTs Enhanced capital returns Eliminate capital drags Increase shareholder returns Improve capital deployment Clear path to greater capital productivity Strict capital discipline

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Driving capital productivity across divisions ▪ Optimize mortgages and consumer finance ▪ Focus on capital-light lending in Wealth Management Private Bank ▪ Re-allocate capital within Financing to higher-return areas ▪ Increase balance sheet velocity Investment Bank ▪ Optimize Trade Finance & Lending ▪ Re-deploy capital into higher-return opportunities Corporate Bank Asset Management ▪ Deploy seed capital to drive organic growth in Alternatives ▪ Selectively pursue inorganic opportunities Additional capital productivity improvement via select exits of sub-scale offerings and geographies 13 Strict capital discipline

Scalable operating model

Investments unlocking further efficiencies

Objectives

Integrated and automated

Lean and adaptable

AI-driven and innovative

Optimization levers

- Shift investments towards growth and efficiency
- Drive targeted programs to deliver ~€ 2bn[1] gross efficiencies
- Simplify organization & develop talent deeply dedicated to our purpose

Scale and operating leverage


<60%

Cost/income ratio in 2028

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Scalable operating model

Scaling platforms to generate operating leverage

	Private Bank | Asset Management | Corporate Bank | Investment Bank
Clients	Enhanced client experience with comprehensive digital journeys and self-service capabilities
People	Simplified organization with clear accountabilities, driving faster decision-making; increased employer attractiveness through upskilling and development of talent
Capabilities & processes	Clear capability model with enterprise-wide delivery platforms, front-to-back optimized processes and automated controls
Technology	Integrated, scalable and AI-enabled technology stack based on hybrid cloud

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Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 16 Significant potential from deploying AI at scale First wave Next wave – becoming a truly AI-powered bank State-of-the-art technology foundations Organization and governance for scale Risk and control environment defined Workforce mobilization well underway Established foundations People Clients Capabilities & processes Deliver hyper-personalization & agentic integration Capture generational workforce opportunity Enable zero-touch operations Scale predictive risk management and controls Enhance client experience Benefit from productivity tools Leverage use cases at scale Augment controls with AI Scalable operating model

Accelerated value creation through disciplined execution

Priorities by businesses

Focused growth | Strict capital discipline | Scalable operating model

Private Bank	Drive operating efficiencies in retail, scale Wealth Management and optimize capital usage
Asset Management	Position as Gateway to Europe, expand regionally and drive digital disruption and growth priorities
Corporate Bank	Scale fee-based platforms, optimize capital consumption and unlock structural efficiencies
Investment Bank	Re-balance towards advisory and corporate relationships and retain leading position in FIC, while closing competitive gaps

Portfolio value accretion


~20%
~40%
>70%
2021
2025
2028 ambition
% of equity1 in areas exceeding business hurdle rate

Management team fully committed to and incentivized on SVA generation

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Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 18 >13% RoTE as key milestone with further upside Firmly committed to our targets Significant further upside ▪ Global Hausbank more relevant than ever ▪ Clear strategic levers in our control ▪ Full focus on SVA and distributions ▪ Aligned incentives to ensure delivery ▪ Upside from Germany’s transformation and stimulus ▪ Significant further value from AI ▪ Ready to leverage European capital markets (SIU) ▪ Potential from regulatory level playing field >13% inRoTE 2028

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing 19 Our long-term vision The European Champion European leadership across key segments Market-leading returns Deep and scaled global presence and network AI-powered and innovation-focused bank

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Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Appendix 21

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Footnotes Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 Slide 6 – Four leading businesses set to benefit from opportunities 1. In DB perimeter, IBCM and FIC, excluding Equities Sales and Trading Slide 8 – Driving growth in most value-accretive areas 1. Includes select business units across Private Bank, Asset Management, Corporate Bank and the Investment Bank which have been grouped under Asset Gathering, Payments and Servicing and Advisory 2. Includes select business units across Private Bank, Corporate Bank and the Investment Bank which have been grouped under Global Fixed Income and Currencies markets and Debt Financing and Lending Slide 9 – Management actions to grow focus areas 1. Net flows excluding flows from Cash and advisory 2. Relates to Investment Banking & Capital Markets 3. Cumulative figures include sustainable and transition financing as well as ESG investment activities, as defined in Deutsche Bank’s Sustainable Finance Framework, Transition Finance Framework, and ESG Investments Framework, all of which are published on the bank’s website Slide 11 – Capturing macro tailwinds at home 1. See slide ‘Key macro assumptions underpinning planning’ in ‘Accelerating value creation’ presentation 2. € 400bn based on special fund (‘Sondervermögen Infrastruktur und Klimaneutralität’) spending until 2028 and planned German defense spending above the debt cap 3. Investments by 105 initiative members from 2025-2028 in Germany, including already planned and new capital expenditures, spending on research and development and commitments from international investors 4. € 1tn based on € 500bn special fund (‘Sondervermögen Infrastruktur und Klimaneutralität’) and German defense spending above the debt cap aligned to NATO target Slide 12 – Clear path to greater capital productivity 1. Excluding operational risk RWA Slide 14 – Investments unlocking further efficiencies 1. To be achieved by 2028 Slide 17 – Accelerated value creation through disciplined execution 1. Average tangible shareholders’ equity 22

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Glossary AI Artificial Intelligence AM Asset Management Bps Basis points CAGR Compound annual growth rate Capex Capital expenditure CB Corporate Bank DB Deutsche Bank ETF Exchange Traded Funds FIC Fixed Income & Currencies FX Foreign Exchange GDP Gross domestic product Opex Operational expenditure PB Private Bank RoTE Post-tax return on average tangible shareholders’ equity RWA Risk-weighted assets SIU Savings and Investment Union SRT Significant risk transfer SSA Sovereign, Supranational, and Agency SVA Shareholder value add 23

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Speaker biography – Christian Sewing Christian Sewing, born in 1970, has been a member of the Management Board of Deutsche Bank since January 1, 2015. He has been Chief Executive Officer since April 2018. He joined the bank in 1989. He has been on the Management Board since January 2015, initially responsible for the bank’s Legal, Incident Management Group and Group Audit, until July 2015, when he assumed responsibility for Deutsche Bank’s Private & Commercial Bank until April 2018 when he became Chief Executive Officer. He was Head of Group Audit from June 2013 to December 2014, prior to which he held a number of management positions in Deutsche Bank’s Risk Management unit. From 2012 to 2013, he was Deputy Chief Risk Officer. From 2010 to 2012, he served as the bank’s Chief Credit Officer. He has worked in Frankfurt, London, Singapore, Tokyo and Toronto. From 2005 until 2007, Christian Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank. He has been the President of the German Banking Association since July 2021 and from March 2023 to February 2025, he also was the President of the European Banking Federation. 24

Deutsche Bank Investor Deep Dive 2025 Scaling the Global Hausbank, Christian Sewing Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024 25